UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ____________

Commission file number 000-22387

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Delaware County Bank & Trust Company Employee 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DCB Financial Corp

110 Riverbend Avenue

Lewis Center, Ohio 43035

THE DELAWARE COUNTY BANK & TRUST COMPANY EMPLOYEE 401(k) RETIREMENT PLAN

Required Information

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The Delaware County Bank & Trust Company Employee 401(k) Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1 through 3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule for the fiscal year ended December 31, 2015 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule as of and for the year ended December 31, 2015 have been audited by Plante & Moran, PLLC, Independent Registered Public Accounting Firm, and their report is included therein.

Exhibits

The following financial statements and exhibits are filed as part of this annual report:

Exhibit Number	Description

Exhibit 23.1	Consents of Independent Registered Public Accounting Firms

Exhibit 99.1	Financial Statements for The Delaware County Bank & Trust Company Employee 401(k) Retirement Plan as of and for the years ended December 31, 2015 and 2014, and the Supplemental Schedule as of December 31, 2015.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Delaware County Bank & Trust Company, trustee and administrator of the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Delaware County Bank & Trust Company Employee 401(k) Retirement Plan

Date: June 23, 2016	By:	/s/ J. Daniel Mohr
J. Daniel Mohr
Executive Vice President and Chief Financial Officer

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